

Stephen G. · 3rd

CTO at Chisos Capital, Engineering Lead at American Youth Literacy Foundation

San Francisco, California, United States · Contact info

500+ connections

Chisos Capital

The Wharton School

🔒 Message   More

Experience

Chisos Capital
1 yr 3 mos

Chief Technology Officer
Full-time
Jun 2020 – Present · 1 yr

Chisos capital provides to idea- and early-stage startups using a new investment approach called a Convertible Income Share Agreement, or CISA - A unique founder friendly combination of equity and an income share agreement.

Advisor
Mar 2020 – Present · 1 yr 3 mos

Engineering Team Lead
AMERICAN YOUTH LITERACY FOUNDATION INC · Part-time
May 2020 – Present · 1 yr 1 mo

Managed the development of "Funetix" Android and IOS apps for a nationwide charitable non-profit, 501 c 3, dedicated to "Universal Literacy" for all children.

FUNetix   FUNetix 12 Hour Reading App For Android on...   FUNetix 12 Hour Reading App For iOS in Playstore

Distributed Ledger Systems - ITU-T-FG-DLT
United Nations
Dec 2018 – Present · 2 yrs 6 mos
Geneva Area, Switzerland

Serving on the focus group of Application of Distributed Ledger Technology (FG DLT) for ITU, a specialized agency of the United Nations that is responsible for issues that concern information and communication technologies. The ITU-T FG DLT works to identify and analyze blockchain-based applications and services and to draw up best practices and guidance which sup ...see more

ITU issues guidance on the adoption of...   Technical Report FG DLT D2.1 Distributed ledger...

Emergent Technology
4 yrs

VP Engineering - R&D Lab
Aug 2018 – Mar 2020 · 1 yr 8 mos
San Francisco Bay Area

Fintech ventures in ESG supply chain, e-commerce, payments and blockchain solutions.

US Patent :
US00000010657595B2202

VP Information Systems
Apr 2016 – Mar 2020 · 4 yrs
San Francisco Bay Area

Co-Founder / VP Information Technology
Responsible Gold
Apr 2016 – Mar 2020 · 4 yrs

Subsidiary of Emergent Technology Holdings

Responsible Gold supply chain ecosystem of applications, including a web and mobile application utilizing blockchain, IoT, analytics, ML, and asymmetric encryption, to ensure the respor ...see more

Responsible Gold Blockchain Supply Chai...

Show 5 more experiences ⌄

Education

The Wharton School
Venture Capital Executive Education Program
2021 – 2021

University of San Diego
Bachelor of Business Administration (BBA), International Business w/ Chinese, Supply Chain Management, and Information Systems Minor Degrees
2010 – 2012

Fudan University
International Business, Mandarin
2009 – 2010

National Chengchi University: Taipei, Taiwan - Oct. 2009
Short term exchange studying business and its relationships within Taiwan and Mainland China

Hong Kong University: Hong Kong - June 2010
Short term exchange studying the business, culture, and religion of Hong Kong

Licenses & certifications

 **Venture Capital Certification**
Wharton Executive Education
Issued Apr 2021 · No Expiration Date

See credential

Skills & endorsements

Start-ups · 8

 Endorsed by **Mike Brown**, who is highly skilled at this

 Endorsed by **2 of Stephen's colleagues at CoinTerra, Inc.**

Video Production · 4

Vic Tekys and 3 connections have given endorsements for this skill

Startup Marketing · 2

Dhiraj Bhat and 1 connection have given endorsements for this skill

Show more ⌄

Recommendations

Received (4)   Given (0)

 **Chris DiRie**
Trusted advisor and strategist
March 14, 2012, Chris managed Stephen directly

During my time managing Stephen, he has been instrumental in providing support and resolution for high visibility issues that resulted in increased customer satisfaction at the most senior levels. What sets Stephen apart is his willingness to take on (and deliver) challenging assignments that others shy away … See more

 **Richard E. Custin**
Professor, Attorney at Law, Mediator
May 16, 2011, Richard E. was Stephen's teacher

Stephen is an exceptional honor student and has extensive experience in supply chain management. He also has unique international experience in China. Stephen is energetic and has the experience and education to succeed in any management position.

Show more ⌄

Accomplishments

38 Courses   ⌄
Business Information Systems • Business Law I • Calculus 1 • Chinese Metropolis • Environmental Ethics • Excel • Financial Accounting • Financial Management • Fundamentals of Marketing • Intermediate Mandarin Chinese • International Economics • International Finance • Intro to Electronics • Intro to Logic • Introduction to Programming • Introduction to Sound Art • Java Programming I: Introduction to Java Programming • MSFT - Excel 2010 Level 2 • MSFT - Excel 2010 Level 3 • MSFT - Project 2010 Level 2…

2 Languages   ⌄
Chinese • English

1 Organization   ⌄
ITU-T – DLT – United Nations

1 Patent   ⌄
Method of Tokenization of Asset-Backed Digital Assets